For immediate release

November 7, 2006

Toyota Announces Semi-Annual Results

Net Revenues, Operating Income and Net Income Mark New Record for First Half

(All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Tokyo—TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the six months ended September 30, 2006.

On a consolidated basis, net revenues for the period totaled 11.47 trillion yen, an increase of 15.3 percent compared to the same period last fiscal year. Operating income increased 35.1 percent to 1.09 trillion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 1.17 trillion yen. Net income increased 36.2 percent to 777.2 billion yen.

Positive contributions to operating income totaled 380.0 billion yen, consisting of 190.0 billion yen from the effects of changes in foreign exchange rates, 150.0 billion yen from marketing efforts and 40.0 billion yen from cost reduction efforts. Negative factors totaled 96.0 billion yen, including an increase in R&D expenses of 20.1 billion yen.

TMC also announced an interim cash dividend of 50 yen per share for the first half ended September 30, an increase of 15 yen per share compared with the same period last year.

Commenting on the results, TMC Executive Vice President Mitsuo Kinoshita said, “For the first half, Toyota posted record consolidated results across the board. Our first half revenues exceeded ten trillion yen and operating income exceeded one trillion yen for the first time. We believe our efforts to build a solid operational foundation contributed to these results.”

Consolidated vehicle sales for the first half reached a record high of 4.145 million, an increase of 312 thousand units over the same period last year.

In Japan, vehicle sales decreased by 13 thousand over the same period last year, to 1.073 million units. Despite positive sales of new models such as the Ractis, Belta and Rush, sales of certain existing models declined. Toyota’s market share excluding mini-vehicles grew by 1.9 percent compared with the first half of last fiscal year, to 44.7 percent. Operating income from Japanese operations increased by 298.5 billion yen from the same period last year, to 684.4 billion yen, mainly due high domestic production volume in response to strong demand outside of Japan.

In North America, sales reached 1.464 million, an increase of 219 thousand units, due to the strong sales of redesigned models such as the RAV4 and Yaris and the new model FJ Cruiser. Operating income decreased by 18.0 billion yen, to 250.5 billion yen. This is mainly due to the valuation losses on interest rate swaps.

In Europe, led by sales of compact models such as Aygo and Yaris, vehicle sales increased by 91 thousand, to 589 thousand units. Operating income from European operations increased by 25.9 billion yen, to 66.0 billion yen.

In Asia, sales decreased by 66 thousand units, to 382 thousand, mainly due to sales decreases in Indonesia and Taiwan. Operating income from Asian operations decreased by 14.1 billion yen, to 61.3 billion yen, as a result of decreases in both production and sales volume.

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In other regions, including Central and South America, Oceania and Africa, sales increased to 637 thousand units, an increase of 81 thousand, due to strong sales of the IMV series. Operating income in these regions decreased by 0.1 billion yen, to 36.1 billion yen.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2007 will be 8.470 million units, which is an upward revision from TMC’s initial forecast announced in May 2006. Consolidated revenues and earnings forecast for the fiscal year were also revised, projecting consolidated net revenues of 23.2 trillion yen, operating income of 2.20 trillion yen and net income of 1.55 trillion yen.

Commenting on the outlook for consolidated profit for the fiscal year ending March 31, 2007, Kinoshita said, “Despite increased raw material costs and business expansion expenses, we aim to achieve higher levels of revenues and profits through further increase of vehicle sales and cost reductions.”

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)

Cautionary Statement with Respect to Forward-Looking Statements

This release contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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Contact: Public Affairs Division at (03) 3817-9150/9161/9130/9179